Results of Annual Stockholder Meeting held on March 19, 2015 (unaudited)

1. Election of Directors - The stockholders of the Fund elected Joe O. Rogers and Richard Shore as Class I directors each to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2018.










For

		Withheld


Joe O. Rogers

			9,517,265.887

2,049,577.643

Richard Shore

9,513,097.011

	    2,053,746.519